EXHIBIT 21

SUBSIDIARIES OF EXACT SCIENCES CORPORATION

Registrant’s consolidated subsidiaries are shown below, together with the state or jurisdiction of organization of each subsidiary and the percentage of voting securities that Registrant owns in each subsidiary.

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percent of Outstanding Voting Securities Owned as of December 31, 2017
Beijing Exact Sciences Medical Technology Company Ltd.	China	100%
CG Growth, LLC	Wisconsin	100%
Exact Sciences Development Company, LLC	Delaware	100%
Exact Sciences Europe Ltd.	England and Wales	100%
Exact Sciences Finance Corporation	Delaware	100%
Exact Sciences Laboratories LLC	Delaware	100%
Sampleminded, Inc.	Utah	100%